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Exihbit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations and
Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ISSUES MANAGEMENT PROXY CIRCULAR
AND LETTER TO SHAREHOLDERS

Urges Shareholders to Vote the BLUE Proxy and Oppose the Melnyk Nominees And Resolutions

        TORONTO, Canada, April 30, 2009—Biovail Corporation (NYSE, TSX: BVF) today announced that it has mailed to shareholders its Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular for the Company's meeting scheduled for 10:00 a.m. Eastern Time, on Thursday, May 28, 2009 in the Glenn Gould Studio of the CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

        "Biovail's Board of Directors unanimously recommends that shareholders vote only the BLUE proxy in favour of the Biovail nominees to the Board of Directors and the Company's resolutions," said Douglas Squires, Chairman of the Biovail Board of Directors.

        "Over the past year, the current Board has guided Biovail through a period of significant strategic and operating progress and has improved value for shareholders, despite facing the most challenging capital markets in decades," said Biovail Chief Executive Officer Bill Wells. "We significantly strengthened our senior management team and have taken a number of steps to restructure Biovail aimed at improving efficiencies. We are also on track with our New Strategic Focus—we acquired our first specialty CNS product in September 2008 and are in active discussions for the in-licensing or acquisition of others.

        "Unfortunately, dissident shareholder Eugene Melnyk, the Company's former Chairman and CEO, is once again attempting to exert undue influence over the affairs of Biovail by proposing two of his own personally chosen nominees for the Board," Mr. Wells said. "Mr. Melnyk has also proposed eight dissident resolutions purporting to address corporate governance; however, these proposals are based on Mr. Melnyk's flawed and outdated understanding of corporate governance at Biovail. In fact, Biovail now adheres to the highest standards of corporate governance."

        In the Management Proxy circular, the Board of Directors unanimously recommends that shareholders vote only the BLUE proxy:

    FOR the election of the 11 director nominees proposed by Biovail in the Management Proxy Circular

    FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration

    FOR the approval of amendments to Biovail's By-law

    FOR the approval of amendments to Biovail's 2007 Equity Compensation Plan

    AGAINST all resolutions proposed by Mr. Melnyk

        Copies of the Management Proxy Circular, the letter to shareholders and voting instructions are available at the Company's website www.biovail.com or at www.sedar.com.

        The full text of the letter Biovail sent to shareholders today follows:

April 21, 2009

Dear Fellow Shareholder of Biovail Corporation

        Your Company has made remarkable progress in the past year. We have moved ahead with the implementation of Biovail's New Strategic Focus, strengthened the Board of Directors and management team, added new product revenue streams, restructured to improve efficiency, and increased returns to shareholders. We have also taken major strides in improving corporate governance — to the point where Biovail is now independently ranked in the top 98th percentile in its industry.

        We look forward to reporting to you on these and other positive developments at Biovail's Annual and Special Meeting which will be held at 10:00 a.m. (Eastern time) on Thursday May 28, 2009 in the Glenn Gould Studio of the CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario. Whether or not you are able to attend in person, please submit your BLUE proxy by 10:00 a.m. (Eastern time) on May 26, 2009.

        At this year's annual meeting, your vote will be especially important because, unfortunately, dissident shareholder Eugene Melnyk, the Company's former Chairman and Chief Executive Officer, is once again attempting to exert undue influence over the affairs of your Company. After his unsuccessful effort to install his own Board at last year's annual meeting, Mr. Melnyk and a company he controls have requisitioned a "special meeting" so he can nominate two individuals of his choosing to the Board. Creating a smokescreen of "corporate governance" issues, he is also proposing eight separate resolutions to be voted on by shareholders.

        Your Board believes that neither the election of two Melnyk nominees nor the adoption of the Melnyk resolutions would be in the best interests of Biovail or its shareholders. Despite our recent success, Mr. Melnyk is on record as opposing our New Strategic Focus; placing his nominees on the Board would serve only to delay or frustrate Biovail's progress. The dissident resolutions are unnecessary, misguided and counterproductive.

The Board of Directors unanimously recommends that you vote only the BLUE proxy:

☑	FOR the election of the 11 director nominees proposed by Biovail in the Management Proxy Circular. Do NOT Vote for the dissident nominees
☑	FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration
☑	FOR the approval of amendments to Biovail's By-law
☑	FOR the approval of amendments to Biovail's 2007 Equity Compensation Plan
☒	AGAINST all eight resolutions proposed by Mr. Melnyk

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028

        Details about each of these resolutions and the reasons for the Board's recommendations are provided in the Management Proxy Circular. We encourage you to review the Management Proxy Circular and vote your BLUE proxy as soon as possible.

        Disregard any materials you may receive from any party other than the Company.

        Here we can offer you a summary of the issues to be determined and your Board's views:

The Election of Directors:

Reasons to Vote For the 11 Biovail Nominees to the Board

        Biovail's 11 nominees to the Board of Directors are the 10 incumbent Board members with the significant addition of Sir Louis Tull. Effectively, this is the same Board that was overwhelmingly elected at last year's annual meeting and the first Biovail Board to be fully independent of Eugene Melnyk.

        Over the past year, your current Board has guided Biovail through a period of significant strategic and operating progress — and has improved value for shareholders. Under your current Board's direction, Biovail has:

  •
  Appointed Bill Wells as Chief Executive Officer of the Company

  •
  Launched the implementation of the Company's New Strategic Focus on niche specialty central nervous system (CNS) products

  •
  Strengthened the senior management team with the appointment of a new Chief Financial Officer and new Chief Scientific Officer, among others

  •
  Initiated a restructuring and cost rationalization program intended to significantly increase the Company's efficiency and profitability

  •
  Created an External Advisory Board to provide medical, scientific and commercial guidance for Biovail's product development pipeline

  •
  Completed the acquisition of Prestwick Pharmaceuticals, which accelerated Biovail's entry into the specialty CNS marketplace

  •
  Launched Xenazine® in the U.S. market, the only U.S.-approved treatment of chorea associated with Huntington's disease and the only FDA-approved treatment for any symptom of Huntington's disease

  •
  Signed a significant supply and distribution agreement with an industry leading commercialization partner and launched Aplenzin® in the U.S. market

  •
  Settled Biovail's sixth major "legacy" litigation/regulatory matter related to the time period when Mr. Melnyk was Chairman or Chief Executive Officer of the Company

  •
  Further enhanced its corporate governance policies and practices

  •
  Announced improved financial results for the 2008 fourth quarter and full year

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028

        Most importantly, led by your current Board, Biovail has delivered value — despite facing the most challenging capital markets in decades.

Total Shareholder Return
Biovail vs. Peer Group
(Peer Group Weighted by Market Capitalization at May 1, 2008)

Reasons to Vote Against the Melnyk Nominees

        Given Mr. Melnyk's past record with the Company — which is described in detail in the Management Proxy Circular — Biovail shareholders should be justifiably concerned about whose interests his nominees would serve.

        Mr. Melnyk is opposed to Biovail's New Strategic Focus and has publicly referred to it as "ill-conceived". Despite the clear early signs of success for the strategy, and expressions of support from independent industry analysts, Mr. Melnyk's nominees could be expected to bring his opposition into the Board room. The result could be a dysfunctional Board, unable to drive the Company forward to the kinds of results that shareholders have a right to expect. Differing viewpoints and a level of debate about execution are to be expected and encouraged among the Board members. However, the Board needs to be united behind an agreed strategy, particularly in an economic climate as challenging as that facing North America today.

        Your Board believes that the Melnyk nominees could be a potentially divisive element on the Board and destructive to long-term shareholder value.

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028

The Dissident Resolutions

        Mr. Melnyk has also proposed eight resolutions related to Biovail's corporate governance. We recommend that shareholders reject all of these resolutions for the reasons set out in Schedule 4 of the Management Proxy Circular. We have summarized our recommendations below:

Reasons to Vote:

Against Dissident Resolution No. 1

        Mr. Melnyk proposes that Biovail should alter its By-law so that the Company would be required to adopt any "majority voting" policy of the Canadian Coalition for Good Governance ("CCGG"). Biovail's Board has already approved amendments to its Corporate Governance Guidelines to adopt a "majority voting" policy that is consistent with the CCGG model majority voting policy. Mr. Melnyk's proposal that Biovail automatically adopt any future CCGG "majority voting" policy — sight unseen — is contrary to the Board's duty to consider and act in the best interests of shareholders and would be an improper derogation of the Board's duties and responsibilities. Such an approach would be inconsistent with the governance practices of other major Canadian companies.

Against Dissident Resolutions No. 2 and 3

        These two resolutions would limit the indemnification Biovail can offer to its existing and future directors and officers. This would hinder the Company's ability to attract and retain qualified individuals by exposing them to greater legal liability even when they are acting in the best interests of shareholders. Biovail's current By-law and individual indemnification arrangements provide the proper balance between protecting Biovail and its directors and officers. We believe that what Mr. Melnyk is proposing is misinformed, unprecedented in Canada, runs counter to the recommendations of major institutional investors, and is not in the best interests of shareholders. We also note that, to date, Biovail has paid over US$4 million more than its D&O insurance policy covers to indemnify one former officer and director — Eugene Melnyk.

Against Dissident Resolution No. 4

        If adopted, this resolution would require Biovail — and all of its shareholders — to reimburse any shareholder who owns at least 5% of the Company's shares for the cost of nominating alternative directors and soliciting proxies on their behalf. Current Canadian securities laws provide ample opportunity for major shareholders to propose alternative directors. This resolution would, in effect, mean continued disruptive, divisive and expensive director elections which would allow Mr. Melnyk — as a shareholder who owns more than 5% of Biovail's shares — to continue to nominate potential directors to represent his interests, but have you, the shareholders, pay the significant costs arising from his actions.

Against Dissident Resolution No. 5

        There is no reason to consider adopting this resolution to allow shareholders to vote their proxies for individual directors rather than entire slates. Biovail's Corporate Governance Guidelines have provided for the election of individual directors at shareholder meetings since 2005. The election of slates of directors occurs only at contested meetings, such as the one that Mr. Melnyk caused for Biovail in 2008.

Against Dissident Resolution No. 6

        Your Board believes that this resolution, which would place significant restrictions on Biovail's ability to pursue and complete strategic transactions, is not in the best interests of shareholders. It would place the Company at a disadvantage by adding shareholder approval as a condition to many potential transactions — a

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028 condition not faced by other companies and that would add costs and create uncertainty around completion. It could also allow certain shareholders to use the approval requirement for their own, conflicted, purposes and prevent the Board from acting in the best interests of all shareholders. Appropriate protections for Biovail shareholders are already in place — for example, the Company has voluntarily adopted the New York Stock Exchange guidelines requiring shareholder approval in the event of any transaction that would dilute shareholders by 20% or more. Far from being an improvement, this dissident resolution would place Biovail at a significant competitive disadvantage and would likely inhibit growth and enhancement of shareholder value.

Against Dissident Resolution No. 7

        The premise of this resolution is that corporate governance policies, structures and procedures at Biovail continue to be as weak as they were when Mr. Melnyk was Chairman or Chief Executive Officer of the Company. This premise is wrong. Biovail's Statement of Corporate Governance Practices, which is set out in Appendix A in the Management Proxy Circular, clearly demonstrates that Biovail adheres to the highest standards of corporate governance. While this was not the case during the Melnyk years, today Biovail is in full or substantial compliance with 98% of the CCGG corporate governance guidelines' minimum standards.

        Furthermore, RiskMetrics Group Inc., a leading independent corporate governance and proxy advisory firm, reported in April 2009 that Biovail's corporate governance practices outperformed more than 88% of the companies included in the S&P/TSX Composite Index and more than 98% of the companies in the Pharmaceuticals, Biotechnology and Life Sciences group on corporate governance matters.

        The current Board has implemented more changes to corporate governance than Mr. Melnyk seems to recognize and has done so without derogating its responsibility to consider recommendations made from time to time by a third party, a derogation of duty that Mr. Melnyk recommends. The Board remains committed to continuous improvement in corporate governance at Biovail, by Biovail, and for all Biovail shareholders.

Against Dissident Resolution No. 8

        Adoption of either of the two parts of this resolution would move Biovail well away from Canadian standards for termination payments to management. The first part of this resolution would require the Company to amend all of its employment agreements to include specific Company performance targets. If Biovail did not achieve those targets, the executive could be terminated without severance — even if the executive was not directly responsible for the Company falling short. Such an approach would make management vulnerable to unpredictable external factors that may be well beyond the control of the Company or an individual executive. This would be unfair and unworkable and would make attracting qualified executives to Biovail and retaining them much more difficult. Reducing the availability of talented people who are willing to work at the Company is not in shareholders' best interests.

        The second part of this resolution relates to terminations resulting from a change of control. Biovail's practice, now reflected in the policies of the Compensation Committee Charter, is to provide for severance payments only if there has been a change of control and the executive is terminated as a result of that change of control within 12 months of that change. This "double trigger" policy is in line with market practice, as is the 12 months specified by the Charter.

Biovail's future success is in your hands

        In the days leading up to the May 28, 2009 Annual and Special Meeting, Biovail shareholders will, once again, have to decide on the course their Company will take. We believe that choice is clear. It is between an effective, proven and independent Board that will continue to pursue the New Strategic Focus and value creation for all shareholders — or a Board potentially divided by Eugene Melnyk's misguided and intransigent opposition to a promising new strategic direction.

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028

        We also believe that the Melnyk resolutions are, in fact, a diversion from Mr. Melnyk's central aim — to get personal representation on the Board of Directors and increase his influence over Biovail's affairs and resources. His resolutions are based on a flawed and outdated understanding of corporate governance at Biovail as it exists today and a failure to recognize your current Board's commitment to continue to meet best practices and evolving standards. The resolutions proposed by Mr. Melnyk are, to varying degrees, impractical, irrelevant, unwarranted and overly restrictive. Their overall effect would be to erode Biovail's competitiveness. Despite their stated aim, the dissident resolutions are an ill-conceived attempt to direct unfounded criticism at Biovail's corporate governance in order to generate support for Mr. Melnyk's desire to place his two nominees on the Board. They do not benefit all Biovail shareholders.

        Biovail shareholders sent Mr. Melnyk a clear and strong message last year. For all the reasons summarized here — and provided in full in the Management Proxy Circular — we encourage you to repeat that unequivocal message again this year. We are asking you to act in your own best interests by voting the BLUE proxy in favour of the Biovail nominees and to reject the Melnyk resolutions.

Yours sincerely,

Dr. Douglas J.P Squires Chairman of the Board	William M. Wells Chief Executive Officer

Your Vote is Extremely Important -- Submit your Blue Proxy Today
For assistance in voting your BLUE proxy, call Georgeson toll-free at 1-866-676-3028

Biovail Shareholders: The Proxy To Vote Is Blue

Your Vote Is Extremely Important, No Matter How Many Shares You Own

The Annual and Special Meeting of Shareholders of Biovail Corporation will be held at 10:00 a.m. on Thursday May 28, 2009 in the Glenn Gould Studio of the CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto. Please submit your BLUE proxy by 10:00 a.m. (Toronto time) on May 26, 2009.

TIME IS SHORT — VOTE TODAY.

YOUR BOARD RECOMMENDS THAT YOU:

VOTE ONLY YOUR BLUE PROXY
☑	FOR the election of the 11 Biovail directors

☑	FOR the re-appointment of the auditors

☑	FOR the By-law amendments

☑	FOR the 2007 Equity Compensation Plan amendments

☒	AGAINST all eight resolutions proposed by Mr. Melnyk

Voting is a very quick and easy process. To be effective, your BLUE proxy must be received no later than 10:00 a.m. (Toronto Time) May 26, 2009, using any one of the methods described on the BLUE form of proxy. Due to the limited time available, we recommend voting by internet, telephone or facsimile.

Whether or not you plan to attend the meeting, please complete and return the BLUE proxy promptly. Discard any materials that you may receive other than from Biovail.

Shareholders with questions or needing assistance in voting their BLUE proxy should call Georgeson:

North American Toll Free Number: 1-866-676-3028

Banks and Broker and Collect Calls Accepted: 1-212-806-6859

Europe Toll Free*: 00 800 6611 6611
 (*Austria; Belgium; Denmark; Finland; France; Germany; Ireland; Italy;
Netherlands; Norway; Spain; Sweden; Switzerland; United Kingdom)

Europe Collect: +44 117 378 6025

Please visit our website for regular updates at www.biovail.com

The Company will not be commenting further on this matter at this time.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

        Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the risks detailed in our Management Proxy Circular and from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3.D of Biovail's most recent Annual Report on Form 20-F.

        The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company's Web site at www.biovail.com.

        For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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